NO ACT

PE
11-18-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013103

Received SEC
DEC 10 2009
Washington, DC 20549

December 10, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-10-2009

Re: General Electric Company
Incoming letter dated November 18, 2009

Dear Mr. Mueller:

This is in response to your letter dated November 18, 2009 concerning the shareholder proposal submitted to GE by James H. and Barbara J. Nisenson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: James H. and Barbara J. Nisenson

*** FISMA & OMB Memorandum M-07-16 ***

December 10, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 18, 2009

The proposal states that "the GE-NBC news department should cease all of its liberal editorializing" and take other actions specified in the proposal.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that the proposal relates to the content of news programming. Proposals that concern the nature, presentation and content of television programming are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

November 18, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Barbara and James Nisenson
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Barbara and James Nisenson (the "Proponents") relating to the broadcast content of the Company's television operations. As a matter of background, the Company's television operations are conducted by NBC Universal, Inc., a majority-owned subsidiary of the Company, and the NBC Universal Television Network ("NBC") is a division of NBC Universal.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states that "the GE-NBC news department should cease all of its liberal editorializing and return to its roots as an unbiased news gathering and news presentation entity." The Proposal seeks to remedy the alleged bias in the Company's broadcasts by requesting that the Company make certain specific changes in the way it presents news and the format of its programming. In addition, the statements in support lodge complaints against various NBC journalists and programs, including alleged bias. A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations; specifically, the nature, presentation and content of programming.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations by asking the Company to take specific actions to eliminate alleged bias in the Company's television programming. Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *Id.*

The nature, content and presentation of network and cable television programming and similar media operations implicate exactly the type of day-to-day management decisions that are excluded from the shareowner proposal process under Rule 14a-8(i)(7). The Proposal seeks shareowner action on matters relating to the conduct of the ordinary business operations of NBC, a division of the Company's subsidiary. One of the primary purposes of NBC is the delivery of news and information to its viewers. In fulfilling this mission, the management of NBC must make decisions as to what constitutes news, which news should be broadcast, the content of the news, how that news should be researched, reported and presented, as well as which professionals should be assigned to develop, analyze and present the news.

The Proposal is excludable under Rule 14a-8(i)(7) because it seeks to insert shareowners directly into such ordinary business decisions by requesting that the Company make specific changes in the way it presents news and the format of its programming. The Staff has consistently agreed that the nature, content and presentation of media programming relate to a company's ordinary business operations. *See, e.g.*, *The Walt Disney Co.* (avail. Nov. 22, 2006) (concurring that a proposal requesting that Disney report on steps undertaken to avoid stereotyping in its products was excludable because it related to the nature, presentation and content of programming); *General Electric Co.* (avail. Feb. 1, 1999) (concurring with the exclusion of a proposal requesting that the Company's Board prohibit all unbiblical programming by NBC and reprimand a particular employee on the basis that the proposal related to the content of programming). The Staff also has concurred that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day-to-day operations of a media and news organization. *See, e.g.*, *AT&T Corp.* (avail. Feb. 21, 2001) (concurring with exclusion under the ordinary business exception of a proposal requesting a review of the company's policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities (*i.e.*, the nature, presentation and content of cable television programming)); *CBS, Inc.* (avail. Mar. 16, 1993) (concurring with exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting).

The Staff previously has concurred that the Company could exclude proposals seeking to address alleged bias in news and media programming. In *General Electric Co. (Matten)* (avail. Feb. 4, 1992), the Staff concurred with the exclusion of a proposal that was similar to the instant Proposal in that it requested that the Company's Board "take affirmative steps to eliminate the liberal bias that pervades the news programming at NBC." In concurring with the exclusion of the proposal under Rule 14a-8(i)(7), the Staff indicated that the proposal was directed to the content of news broadcasts, which constituted ordinary business. *See also General Electric Co.* (avail. Jan. 6, 2005)(concurring with the exclusion of a proposal seeking to correct perceived bias in programming and to punish the management of the television subsidiaries of the Company because it related to the nature, presentation and content of television programming); *General Electric Co.* (avail. Jan. 10, 2002; *recon. denied* Mar. 11, 2002) (concurring with the exclusion of a proposal requesting that the Company's Board develop, implement and audit "a process by which all news programs broadcasted by the company [would] be fair and balanced to both conservatives and liberals"—similar to the instant Proposal's request for the Company to "[p]resent[] opinions in support of both sides of any political issue"—because it related to the nature, presentation and content of television programming, which constituted ordinary business).

Similarly, the Staff has concurred that other broadcasters could exclude proposals seeking to address alleged unbalanced and biased programming as these proposals implicate ordinary business matters relating to the nature, content and presentation of programming. In *The Walt Disney Co.* (avail. Nov. 9, 2004), the Staff concurred with the exclusion of a proposal requesting that the board take specific actions to eliminate "liberal bias" in the company's news telecasts and political-content films on the basis that the proposal related to ordinary business (*i.e.*, the nature, presentation and content of programming and film production). The Staff's concurrence in *The Walt Disney Company* is just one example in a long line of letters that have been issued to both the Company and to other broadcasters alike, permitting exclusion of proposals that seek to address alleged bias in news and media programming, including:

- *Capital Cities/ABC, Inc.* (avail. Mar. 16, 1993), in which the Staff concurred with the exclusion of a proposal requesting that "management review the serious criticisms of its news reporting with a view to adopting measures to increase public confidence in the accuracy and objectivity" as ordinary business;

- *American Broadcasting Companies, Inc.* (avail. Feb. 28, 1984), in which the Staff concurred with the exclusion of a proposal requesting that directors and officers take action "to improve fairness and reduce bias in all news coverage provided by the corporation . . . and to give equal news coverage to key views of conservative leaders compared to liberal leftist causes and personalities" as relating to ordinary business operations (*i.e.*, the presentation and preparation of news broadcasts); and

- *CBS Inc.* (avail. Jan. 27, 1984), in which the Staff concurred with the exclusion of a proposal requesting that the directors implement a corporate policy to advance employees and monitor news broadcasts "to insure that impartiality and lack of bias is observed at all levels of the company" as relating to the ordinary business of preparation and presentation of news broadcasts.

Furthermore, the Staff has concurred that proposals relate to ordinary business operations and are excludable pursuant to Rule 14a-8(i)(7) when they seek to influence the content of television programming because the proponents disagree with the views expressed by on-air personalities. The Proposal expresses the Proponent's disagreement with the views of several NBC television personalities expressed on-air and is therefore ordinary business. This position is supported by the prior Staff concurrence that the Company could exclude a proposal requesting that the Company's Board of Directors prohibit all "unbiblical programming" and that Katie Couric be given a "public reprimand and a two week suspension" as ordinary business (content of programming). *General Electric Co.* (avail. Feb. 1, 1999). *See also General Electric Co.* (avail. Jan. 10, 2002) (concurring with the exclusion of a proposal supported by the complaint that "[Tom Brokaw] and Katie Couric's conduct during the last presidential election was disappointing at best. It was clear . . . who their candidate was.").

The well-established precedent cited in the preceding paragraphs demonstrates that the Proposal is excludable under Rule 14a-8(i)(7). Accordingly, because the Proposal is explicitly directed at the "content" of the Company's programming, because it seeks to specify certain actions to remedy the alleged bias in the Company's broadcasts, and because it is based upon disagreements with the views expressed by on-air personalities, the Proposal encroaches upon matters that pertain to the Company's ordinary business operations and may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/smr
Enclosures

cc: Craig T. Beazer, General Electric Company
Barbara and James Nisenson

100709437_4.DOC

Exhibit A

RECEIVED

MAR 2 3 2009

B. B. DENNISTON

A SHAREHOLDER PROPOSAL FROM JAMES AND BARBARA NISENSON, OWNERS OF 800 GE SHARES

We propose that the GE-NBC news department should cease all of its liberal editorializing and return to its roots as an unbiased news gathering and news presentation entity. Its current practice is extremely detrimental to shareholder interests.

The proposed changes would include:

Presenting the news in a strictly factual manner, without any editorial comment or slant on the part of liberal commentators masquerading as news reporters.

Reporting all the news; not just those stories which benefit a liberal political agenda.

Presenting opinions in support of both sides of any political issue, and giving equal time to opposing viewpoints.

EVIDENCE TO SUPPORT THIS PROPOSAL

NBC News and its cable outlet MSNBC have progressively lost millions of viewers and billions of dollars in advertising revenue to competitors like Fox News and the Internet. This is a direct result of the actions of news department personalities like Brian Williams, Chris Matthews, Matt Brokaw, and Katie Kouric, who insist on following a policy of "All the news and commentary that fits our liberal political agenda."

Their bias has extended to the forum of environmentalism. They have favored and promoted the left-wing, liberal agenda of environmentalists whose actions have cost GE several hundred millions of dollars. For example, a court order was issued requiring GE to pay for a 40 mile dredging of New York's Hudson River to remove allegedly harmful p.c.b.s. This massive expenditure comes directly from your shareholder bottom line. In reality, according to the Wall Street Journal and the scientists it consulted, the Hudson River has been steadily cleansing itself by natural processes for many years. This brings into serious question the justification for seeking a court decision forcing GE to spend shareholder funds for a purpose that has been shown to be scientifically superfluous.

NBC News staff has repeatedly and unfairly condemned many corporations by accusing them of exploiting people of many nationalities in attempt to gouge excessive profits from their labors. Such allegations of wrongdoing by corporations cause a substantial drop in value of shares held in these corporations by institutional, mutual fund, pension fund, and retail investors. These are totally unnecessary losses which are entirely attributable to NBC's skewed editorial policies.

NBC News continues to offer a limited and carefully selected version of world and national events, choosing to give primary and/or sole coverage to topics which coincide with a liberal agenda.

The NBC news magazine format, particularly Dateline NBC, is slanted in the same direction as its broadcast news programs. Lawsuits have resulted from a tactic of ignoring facts that contradict the points the commentator wishes to promote. Prominent victims of this "attack at any cost" method of communications are the American Big Three Automakers which are now on taxpayer life support.

NEWS VERSUS VIEWS

Social engineering disguised as news reporting should be restricted to forums like PBS which provides a congenial tax-payer supported home for liberal media proponents. For a foreign perspective, they are invited to represent Radio Tehran.

Forty years ago, the NBC Network displayed excellent judgment by demoting a Conservative Republican, H.V. Kaltenborn for editorializing on Election Night 1948, on behalf of Thomas E. Dewey over Harry S. Truman. The network adopted a responsible approach to broadcast journalism which should be the norm and not the exception today.

Networks have the option of properly labeling opinion-oriented programming appropriately as an editorial forum.

Reporters should limit themselves to factually presenting the news. Viewpoints should be left to the viewers.

James H. Nisenson
Barbara J. Nisenson

JAMES H. NISENSON
BARBARA J. NISENSON
E-MAIL: *** FISMA & OMB Memorandum M-07-16 *

MARCH 16TH 2009 FOR THE 2010 ANNUAL GENERAL MEETING OF GENERAL ELECTRIC COMPANY SHAREHOLDERS + J.H.N. and B.J.N.

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

July 20, 2009

VIA OVERNIGHT MAIL
James H. Nisenson
Barbara J. Nisenson

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Ms. Nisenson:

I am writing on behalf of General Electric Company (the "Company"), which received on March 23, 2009, your shareowner proposal for consideration at the Company's 2010 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, under Rule 14a-8(b), a shareowner must provide the company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2010 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

July 21st, 2009

Craig T. Beazer,
Counsel, Corporate & Securities
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut, 06828

Dear Sir;

My name is James Nisenson. My wife Barbara & I as joint tennats, have owned 800 shares of G.E. for well over one year. In fact we have owned (& added to over the years), G.E. stock with a continuous market value of over $2,000, since calendar year 2007. We intend to hold onto our G.E. shares on through G.E.'s 2010 Annual Meeting & beyond, no thanks to Jeffrey Zucker, G.E.'s poor choice of division head (FOR) of N.B.C. - Universal.

G.E. is not a socialist charity or a sheltered workshop. It's a business. Fortunately one that has a number of good divisions in it's conglomerate.

My & my wife's shareholder resolution is not personal or political. It's strictly business.

(OVER)

Please set your records straight forwith. It's mistakes like this one by your shareholder services department that forced G.E. to cut it's dividend from 31¢ a share each quarter to 10¢ a share each quarter. The first time this has happened since 1938!

Enclosed with this certified mail - return receipt requested business correspondence is a copy (copies) of our G.E. share owner records from our broker, Scottrade and my business card.

Sincerely,

James H. Nisenson
JAMES H. NISENSON

Barbara J. Nisenson
BARBARA J. NISENSON

P.S. Just a polite reminder Fox News has a national toll free number.

俄亥俄新聞

Ohio Chinese American News
Ohio Taiwanese American News
(614) 323-6226 (614) 362-0838
Email: JJing@columbus.rr.com
James & Barbara Nisenson-Representatives